

Acquisition of Premier Financial Bancorp, Inc. and North Star Leasing Company

March 29, 2021





Safe Harbor Statement

Statements in this presentation which are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include discussions of the strategic plans and objectives or anticipated future performance and events of Peoples Bancorp Inc. ("Peoples").

The information contained in this presentation should be read in conjunction with Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission ("SEC") and available on the SEC's website (www.sec.gov) or at Peoples' website (www.peoplesbancorp.com).

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in Peoples' 2020 Annual Report on Form 10-K filed with the SEC under the section, "Risk Factors" in Part I, Item 1A. As such, actual results could differ materially from those contemplated by forward-looking statements made in this presentation. Management believes that the expectations in these forward-looking statements are based upon reasonable assumptions within the bounds of management's knowledge of Peoples' business and operations. Peoples disclaims any responsibility to update these forward-looking statements to reflect events or circumstances after the date of this presentation.

 # Safe Harbor Statement

This call does not constitute an offer to sell or the solicitation of an offer to buy securities of Peoples Bancorp Inc. ("Peoples"). Peoples will file a registration statement on Form S-4 and other documents regarding the proposed merger with Premier Financial Bancorp, Inc. ("Premier") with the Securities and Exchange Commission ("SEC"). The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of both Peoples and Premier in advance of their respective special meetings of shareholders to be held to consider the proposed merger.

Investors and security holders are urged to read the proxy statement/prospectus and any other relevant documents to be filed with the SEC in connection with the proposed transaction because they contain important information about Peoples, Premier and the proposed merger.

Investors and security holders may obtain a free copy of these documents (when available) through the website maintained by the SEC at www.sec.gov. These documents may also be obtained, free of charge, on Peoples' website at www.peoplesbancorp.com under the tab "Investor Relations" or by contacting Peoples' Investor Relations Department at: Peoples Bancorp Inc., 138 Putnam Street, PO Box 738, Marietta, Ohio 45750, Attn: Investor Relations.

Peoples, Premier, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Additional information about the directors and executive officers of Peoples is set forth in the proxy statement for Peoples' 2021 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 9, 2021.

Acquisition of
Premier Financial Bancorp, Inc.



Strategic Rationale

Strong Strategic Fit

- Solidifies Peoples' position as the best bank in West Virginia[1]
- Entry into attractive Virginia, Maryland and Washington DC markets
- Strong pro forma core deposit franchise
- Aligned cultures and commitment to communities
- Accelerates goal of becoming the Best Community Bank in America

Enhanced Performance

- Benefits of additional scale and operating leverage
- Enhanced earnings profile
- 30% cost savings to drive meaningful improvement in efficiency
- Potential revenue synergies across multiple business lines (not modeled)

Sound Risk Profile

- Grows balance sheet with high-quality loans and core deposits
- Non complex business lines that are easily integrated
- Leverages Peoples' experience in acquisitions and integration
- Diversifies balance sheet, geography and overall risk profile

Financially Compelling

- 21%+ EPS accretion ($0.51 per share)
- Reasonable tangible book earnback of 2.6 years
- 20%+ internal rate of return

(1) Peoples' was recognized as the number one bank in West Virginia in 2020 by Forbes

5



Enhancing Scale and Geographic Reach

Pro Forma Branch Map



Toledo
Cleveland
OHIO
Fort Wayne
Akron
Youngstown
Mansfield
PENNSYLVANIA
State College
Pittsburgh
Altoona
Harrisburg
Muncie
Columbus
Dayton
Cincinnati
Baltimore
MARYLAND
Annapolis
Washington
WEST VIRGINIA
Charleston
Harrisonburg
Staunton
Frankfort
Lexington
KENTUCKY
VIRGINIA
Richmond
Lynchburg
Roanoke
Blacksburg
Norfolk
Kingsport
Bristol
Johnson City
Winston-Salem
PEBO (76)
PFBI (48)

Enhanced Scale(1)

$6.7B	$4.6B	$5.5B
Assets	Loans	Deposits

Expanded Geography

136	6
Locations	States

Improved Efficiency

~61%
Efficiency Ratio

Source: S&P Global Market Intelligence
(1) Shown as of December 31, 2020; Excludes purchase accounting adjustments



Overview of Premier Financial Bancorp, Inc.

- Holding company for Citizens Deposit Bank and Trust, Inc. and Premier Bank, Inc.
- Operates 48 branches across five states and Washington, D.C.
- Proven track record of profitability and capital generation

Company Overview	
Company Name	Premier Financial Bancorp, Inc.
Headquarters	Huntington, WV
Ticker	PFBI

MRQ Balance Sheet	
Total Assets ($000)	1,945,822
Total Loans ($000)	1,200,862
Total Deposits ($000)	1,633,740
Tangible Common Equity ($000)	207,843
Loans / Deposits (%)	74.3
TCE / TA (%)	11.0

MRQ Profitability	
Net Income ($000)	5,940
ROAA (%)	1.24
ROAE (%)	9.21
Net Interest Margin (%)	3.85
Efficiency Ratio (%)	52.1

Deposit Franchise by State



West Virginia Deposit Market Share				
Rank	Institution	Branches	Deposits ($000)	Market Share
1	Truist Financial Corp.	52	6,177,770	15.9%
2	United Bankshares Inc.	51	5,310,568	13.7%
3	WesBanco Inc.	44	3,316,050	8.5%
4	City Holding Co.	58	2,906,071	7.5%
5	Huntington Bancshares Inc.	28	2,262,262	5.8%
6	JPMorgan Chase & Co.	17	2,129,178	5.5%
7	Summit Financial Group Inc.	29	1,922,198	4.9%
8	MVB Financial Corp	12	1,542,394	4.0%
	Combined Company	**33**	**1,362,392**	**3.5%**
9	First Community Bankshares Inc	22	1,048,879	2.7%
10	Premier Financial Bancorp Inc.	25	927,938	2.4%

Source: S&P Global Market Intelligence
Note: Financial data as of December 31, 2020; Deposit market share data as of June 30, 2020

 # Transaction Overview

Consideration[1]
- Approximately $292.3 million deal value
- $19.69 per PFBI share
- 100% stock consideration
- 0.58x exchange ratio

Pricing Multiples[1]
- Price / Tangible Book Per Share[2]: 139%
- Price / LTM EPS: 13.0x
- Core Deposit Premium: 5.8%

Pro Forma Ownership
- 70% PEBO shareholders
- 30% PFBI shareholders

Timing & Approvals
- Shareholder approval
- Customary regulatory approvals and closing conditions
- Targeted closing and conversion in the third quarter of 2021

(1)   Based on Peoples' 20-day volume weighted average closing price of $33.95 per share as of March 26, 2021
(2)   Price / tangible book value per share of 150% including special dividend paid in February

Peoples BANCORP®

 # Key Merger Assumptions and Financial Impact

Cost Savings
- 30% of Premier's estimated non-interest expense
- 75% phased in 2021 and 100% in 2022 and thereafter

Transaction Expenses
- $23.7 million (pre-tax)
- 8.1% of deal value

Credit Mark
- $35.9 million
- 3.0% of Premier's total loans at close
- 33% PCD, 67% non-PCD

Core Deposit Intangible
- 0.50% of Premier's core deposits
- Amortized sum-of-years-digits over 10 years

Financial Impact
- 2022 EPS accretion[1] (fully phased): 21%
- TBVPS dilution: (6.7%)
- TBVPS earnback (crossover): 2.6 years
- IRR: > 20%

(1) PEBO 2022 EPS is per mean analyst consensus estimates



Comprehensive Due Diligence

Disciplined Acquirer

- PEBO is an experienced acquirer with 8 bank transactions completed since 2012
- Track record of successful integration and realization of cost savings

Comprehensive Diligence Process

- Comprehensive process including business, operational, credit, financial, legal, HR and regulatory review
- Detailed credit review completed by internal team with assistance from external partners
  - Due diligence team reviewed approximately 70% of the target's commercial loan portfolio
  - Nearly 100% review of loan exposures over $1 million, 83% over $500,000 and 95% of criticized relationships over $100,000
- Detailed review of cost structure, interest rate risk, and growth strategy
- Identification of potential revenue synergies
- Thorough review of all regulatory, compliance, legal & operational risk

 **Transaction Highlights**

- **Bolsters presence in core markets** and creates a logical gateway for future growth opportunities

- **Entry into attractive markets** within Virginia, Maryland, and Washington DC

- Ability to expand **enhanced product offerings,** including insurance and wealth management, to existing and new clients throughout Premier's footprint

- **Lower-risk** transaction provides for a seamless integration

- Provides access to additional **low-cost deposits**

- **Enhances Peoples' growth strategy** by leveraging larger balance sheet and product set across existing footprint and new markets

- Financially attractive with strong, **double-digit earnings accretion** (fully phased-in) and manageable tangible book earnback

- **Experienced acquirer** with significant integration experience

Peoples BANCORP

Acquisition of
North Star Leasing



North Star Leasing Overview

- Founded in 1979 and headquartered in Burlington, VT, NSL leases a broad range of essential equipment used by small-and medium-sized businesses across the U.S.
- NSL is an integrated originations, underwriting and servicing platform serving over 1,250 active vendors (80% of originations) and brokers (20%)
- Originations have grown 18% annually from 2014 to 2020
- Net investment of $90 million, comprised of over 4,500 leases at an average yield of 18%
- Average transaction size of $30,000 (for new originations). Underwriting is conducted through a combination of traditional underwriting and automated scoring. Personal guarantees on more than 95% of portfolio. While guarantors have an average FICO of 699, NSL generally requires three payments upfront and structurally mitigates weaker credits
- Tenured management team

Originations ($000)



Equipment Type



13



Transaction Summary and Highlights

Strategic Rationale
- Combination with our premium finance business will improve our core growth, net interest margin, and earnings
- Experienced, data-driven team with small-ticket expertise

Valuation
- 100% cash consideration
- $47.5 million at closing, with a maximum consideration of $50.63 million

Financial Implications[1]
- 13.1% accretive to 2022 EPS (approximately $0.37)[2]
- Tangible book value earnback of 3.4 years
- IRR greater than 45%

Timing
- Targeted closing March 31, 2021

(1) Financial implications exclude any impact from the announced acquisition of Premier Financial Bancorp, Inc.
(2) PEBO 2022 EPS is per mean analyst consensus estimates

Peoples BANCORP

Peoples + Premier + North Star



Powerful Pro Forma Franchise

- Attractively valued opportunities to expand the Peoples franchise
- Track record of acquisitions makes for efficient integration
- Positions Peoples well to capitalize on strengthening economic prospects



LEGACY PEOPLES BANK LOCATIONS
CITIZENS DEPOSIT BANK & TRUST
PREMIER BANK, INC.
CLEVELAND
OH
COLUMBUS
MARIETTA
CINCINNATI
MD
WASHINGTON, DC
WV
LOUISVILLE
LEXINGTON
CHARLESTON
VA
KY
RICHMOND
HAMPTON

Pro Forma Snapshot[(1)]

$6.8B+ Assets

$5.5B+ Deposits

$4.7B+ Loans

137 Locations

Products & Services

Banking

Equipment Leasing

Insurance

Premium Finance

Wealth Management

Financials[(2)]

$0.75 - $0.80
Accretion to 2022 EPS

~8.0%
TCE/TA

(1) Shown as of December 31, 2020; Excludes purchase accounting adjustments
(2) Assumes NSL transaction closes on March 31, 2021 and PFBI transaction closes on September 30, 2021
Note: Map locations above do not include Peoples Premium Finance (Lee's Summit, MO) and North Star Leasing (Burlington, VT)

16

Appendix



Pro Forma Loan Composition













Peoples Bancorp | North Star Leasing Company / Premier Financial Bancorp Inc. | Combined

1-4 Family 18.3%
CRE & Multi-family 25.1%
C&D 3.1%
Home Equity 3.6%
C&I 27.5%
Specialty Finance 3.4%
Consumer & Other 18.9%

1-4 Family 25.4%
CRE & Multi-family 41.1%
C&D 7.2%
Home Equity 3.8%
C&I 11.6%
Specialty Finance 6.2%
Consumer & Other 4.7%

1-4 Family 20.2%
CRE & Multi-family 29.5%
C&D 4.2%
Home Equity 3.7%
C&I 23.2%
Specialty Finance 4.2%
Consumer & Other 15.0%

Dollars in thousands

Loan Type	Balance	%
1-4 Family	$622,245	18.3%
CRE & Multi-family	856,701	25.1%
C&D	106,858	3.1%
Home Equity	122,882	3.6%
C&I	938,691	27.5%
Specialty Finance	114,758	3.4%
Consumer & Other	645,464	18.9%
Total Loans & Leases	**$3,407,599**	**100.0%**

PPP Loans	**$366,902**
MRQ Yield on Loans:	**4.06%**

Dollars in thousands

Loan Type	Balance	%
1-4 Family	$328,837	25.4%
CRE & Multi	531,715	41.1%
C&D	92,648	7.2%
Home Equity	49,822	3.8%
C&I	150,329	11.6%
Specialty Finance	80,811	6.2%
Consumer & Other	61,027	4.7%
Total Loans & Leases	**$1,295,189**	**100.0%**

PPP Loans	**$62,000**
MRQ Yield on Loans:	**5.37%**

Dollars in thousands

Loan Type	Balance	%
1-4 Family	$951,082	20.2%
CRE & Multi	1,388,416	29.5%
C&D	199,506	4.2%
Home Equity	172,704	3.7%
C&I	1,089,020	23.2%
Specialty Finance(1)	195,569	4.2%
Consumer & Other	706,491	15.0%
Total Loans & Leases	**$4,702,788**	**100.0%**

PPP Loans	**$428,902**
MRQ Yield on Loans:	**4.42%**

Source: S&P Global Market Intelligence
Note: Financial data as of December 31, 2020; Excludes purchase accounting adjustments
(1) Includes premium finance loans and leases acquired from NSL acquisition; Targeting less than 10% of total assets

Pro Forma Deposit Composition





Combined



+



=



Dollars in thousands

Deposit Type	Balance	%
Non-Interest	$997,323	25.5%
Int-DDA, MM, Savings	2,405,910	61.5%
CDs < $250K	419,025	10.7%
CDs > $250K	88,201	2.3%
Total Deposits	**$3,910,459**	**100.0%**
MRQ Cost of Deposits:		**0.29%**

Dollars in thousands

Deposit Type	Balance	%
Non-Interest	$487,675	29.9%
Int-DDA, MM, Savings	820,513	50.2%
CDs < $250K	261,917	16.0%
CDs > $250K	63,635	3.9%
Total Deposits	**$1,633,740**	**100.0%**
MRQ Cost of Deposits:		**0.27%**

Dollars in thousands

Deposit Type	Balance	%
Non-Interest	$1,484,998	26.8%
Int-DDA, MM, Savings	3,226,423	58.2%
CDs < $250K	680,942	12.3%
CDs > $250K	151,836	2.7%
Total Deposits	**$5,544,199**	**100.0%**
MRQ Cost of Deposits:		**0.29%**

Source: S&P Global Market Intelligence
Note: Financial data as of December 31, 2020; Excludes purchase accounting adjustments

Premier Financial Highlights

($000s)	2016Y	2017Y	2018Y	2019Y	2020Y
Balance Sheet					
Total Assets	1,496,193	1,493,424	1,690,115	1,781,010	1,945,822
Total Loans HFI	1,024,823	1,049,052	1,149,301	1,195,295	1,214,395
Total Deposits	1,279,386	1,272,675	1,430,127	1,495,753	1,633,740
Loans / Deposits (%)	80	82	80	80	74
Yield on Loans (%)	5.23	5.32	5.38	5.65	5.27
Cost of IB Deposits (%)	0.40	0.40	0.56	0.84	0.57
Capital Position					
Total Equity	174,184	183,355	216,729	240,241	259,907
Tang. Common Equity	134,464	144,609	163,821	187,225	207,843
TCE Ratio (%)	9.23	9.94	10.01	10.83	10.98
Profitability					
Net Income	12,174	14,819	20,168	24,196	22,438
ROAA (%)	0.82	0.99	1.30	1.40	1.20
ROATCE (%)	9.53	10.81	13.63	13.88	11.53
Non-int. Inc. / Avg. Assets (%)	0.55	0.58	0.58	0.54	0.45
Non-int. Exp. / Avg. Assets (%)	2.63	2.58	2.55	2.45	2.29
Efficiency Ratio (%)	61.0	56.6	56.2	54.1	55.1
Net Interest Margin (%)	3.93	4.18	4.13	4.18	3.83
Asset Quality and LLR					
NPAs / Assets (%)	3.12	3.20	2.23	1.67	1.16
LLR / Gross Loans (%)	1.06	1.15	1.20	1.13	1.11
NCOs / Avg. Loans (%)	0.06	0.12	0.06	0.12	0.28

Source: S&P Global Market Intelligence